September 30, 2025

Kam Pang Chim
Chief Financial Officer
Nature Wood Group Ltd
Avenida de Amizade no. 1287
Chong Fok Centro Comercial, 13E
Macau S.A.R.

       Re: Nature Wood Group Ltd
           Form 20-F for the fiscal year ended December 31, 2024
           Filed May 1, 2025
           File No. 001-41796
Dear Kam Pang Chim:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing